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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        OCTEL COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                        OCTEL COMMUNICATIONS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)
                            ------------------------

                         COMMON STOCK, $0.001 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   675724108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  ROBERT COHN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        OCTEL COMMUNICATIONS CORPORATION
                             1001 MURPHY RANCH ROAD
                            MILPITAS, CA 95035-7912
                                 (408) 321-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   Copies to:
                             LARRY W. SONSINI, ESQ.
                             BARRY E. TAYLOR, ESQ.
                               MARTY KORMAN, ESQ.
                              MARK E. BONHAM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 493-9300

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Memo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation, to purchase all of the Shares (as defined below) of Octel Communications Corporation, a Delaware corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Octel Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1001 Murphy Ranch Road, Milpitas, California 95035. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock of the Company, par value $0.001 per share, and all associated rights, including Preferred Share Purchase Rights (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated July 23, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Lucent Technologies Inc., a Delaware corporation ("Parent"), and Memo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $31 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth therein. The principal executive offices of each of Parent and the Purchaser are located at 600 Mountain Avenue, Murray Hill, New Jersey 07974.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 17, 1997 (the "Merger Agreement") among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or by any subsidiary of the Company, or owned by the Purchaser, by Parent, or any other subsidiary of Parent or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of Parent's executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). Other such contracts, arrangements and understandings known to the Company are described below. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to be appointed

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to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

INDEMNIFICATION AGREEMENTS

     The Company is party to indemnification agreements with each person who, as of July 17, 1997, was either a director or an executive officer of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred by the indemnitee if the indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such indemnitee is or was serving the Company (or a subsidiary of the Company) as a director, officer, employee or agent, or by reason of any action or inaction on the part of indemnitee while serving in such capacity and any and all judgments, fines and amounts paid in settlement of any claim, provided that indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe indemnitee's conduct was unlawful, or unless it is determined that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware Law, the Company's Certificate of Incorporation, the Company's Bylaws or otherwise. The form of indemnification agreement has been filed as Exhibit (c)(2) to this Schedule 14D-9 and is hereby incorporated by reference.

     The Certificate of Incorporation of the Company, as amended to date (the "Certificate of Incorporation"), provides that, to the fullest extent permitted by Delaware Law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is hereby incorporated by reference.
Article VI of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. The Bylaws of the Company has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is hereby incorporated by reference.

ACCELERATION OF DIRECTOR OPTIONS

     In July 1997, the Board of Directors amended the Company's 1988 Directors' Stock Option Plan (the "DSOP") to provide that in the event of consummation of the Offer, all outstanding options under the DSOP shall be deemed, immediately prior to consummation of the Offer, to have vested and become fully exercisable as to all shares subject to such options.

THE MERGER AGREEMENT

          VOTE REQUIRED TO APPROVE MERGER. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short form" merger procedure described below is not available, by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition (as defined below) were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary.

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     Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could (and, under the Merger Agreement, is required to) effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company. For purposes of the Merger Agreement, the Minimum Condition shall be satisfied if such number of Shares that would constitute at least a majority of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares that are or would be vested prior to December 31, 1997) are validly tendered and not withdrawn prior to the Expiration Date.

          CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction of certain conditions, including the following: (1) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of holders of a majority of the outstanding Shares, (2) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered and
     (3) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer.

          TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company (provided, however, that if Shares are purchased pursuant to the Offer, neither Parent nor Purchaser may in any event terminate the Merger Agreement), (1) by mutual written consent of Parent and the Company, (2) by either Parent or the Company (a) if the Purchaser has not accepted for payment any Shares pursuant to the Offer prior to December 31, 1997, provided, however, that the right to terminate the Merger Agreement pursuant to this sentence will not be available to (i) Parent, if Purchaser has breached its obligations under the Merger Agreement or (ii) any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a willful breach of a representation or warranty under the Merger Agreement by such party, or (b) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable, (3) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach or failure to perform by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) under "Certain Conditions of the Offer" and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company, (4) by Parent or the Purchaser if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) under "Certain Conditions of the Offer," (5) by the Company in accordance with the terms of the Merger Agreement described below in "Takeover Proposals," provided that it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (as defined below) as provided in the terms of the Merger Agreement described below in "Fees and Expenses" (it being understood that as provided in the terms of the Merger Agreement described below in the second paragraph of "Takeover Proposals" the Company will be required to terminate the Merger Agreement) or (6) by the Company in the event of a material breach or failure to perform in any material respect by Parent or the Purchaser of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured within 30 days after the giving of written notice to Parent and the Purchaser.

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          TAKEOVER PROPOSALS.  The Merger Agreement provides that the Company will not, nor will it permit any of it subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any subsidiary to, directly or indirectly,
     (1) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as defined below) or (2) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is reasonably advisable to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal which was not solicited subsequent to the date of the Merger Agreement, and subject to compliance with the notification provisions discussed below, (a) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement and (b) participate in discussions and negotiations regarding such Takeover Proposal. The Merger Agreement provides that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative or agent of the Company or any of its subsidiaries will be deemed to be a breach of the Company's obligations under the Merger Agreement. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries, taken as a whole (other than the purchase of the Company's products in the ordinary course of business), or more than a 20% interest in the total voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

          The Merger Agreement provides further that unless the Board of Directors of the Company has terminated the Merger Agreement as described above, neither the Board of Directors of the Company nor any committee thereof may (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is reasonably advisable to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may, in response to an unsolicited Superior Proposal (as defined below) (subject to the following proviso), (a) withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement or (b) approve or recommend any such Superior Proposal if concurrently with such approval or recommendation the Company terminates the Merger Agreement and enters into an Acquisition Agreement with respect to a Superior Proposal; provided, that in the case of this clause (b), only at a time that is after the later of (i) the third business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms of such Superior Proposal and identifying the person making such Superior Proposal and (ii) in the event of an amendment to the price or any material term of a Superior Proposal, one business day following Parent's receipt of written notice containing the material terms of such amendment, including any change in price (it being understood that each further amendment to the price or any material terms of a Superior Proposal will necessitate an additional written notice to Parent and an additional one business day period prior to which the Company can take the actions set forth in

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     clause (b) above). The Merger Agreement defines a "Superior Proposal" as any bona fide Takeover Proposal made by a third party (1) that is on terms which the Board of Directors of the Company determines in its good faith judgment (based on consultation with the Company's financial advisor) to be more favorable to the Company's stockholders than the Offer and the Merger and (2) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is capable of being obtained by such third party.

          In addition to the obligations of the Company set forth in the preceding paragraphs, the Merger Agreement provides that the Company must promptly advise Parent orally and in writing of any request for nonpublic information (except in the ordinary course of business and not in connection with a possible Takeover Proposal) or of any Takeover Proposal known to it, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Company must promptly inform Parent of any material change in the details (including amendments or proposed amendments) of any such request or Takeover Proposal.

          The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof may, except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

          FEES AND EXPENSES. The Merger Agreement provides that except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Merger Agreement further provides that the Company will pay, or cause to be paid, in same day funds to Parent the amount of $50 million (the "Termination Fee") under the circumstances and at the times set forth as follows: (1) if the Company terminates the Merger Agreement in accordance with the provisions described above in clause 5 of "Termination of the Merger Agreement," the Company must pay 50% of the Termination Fee simultaneously with such termination, and 50% of the Termination Fee upon consummation of the transactions contemplated by the Superior Proposal giving rise to the Company's right to terminate the Merger Agreement in accordance with the provisions described above in clause 5 of "Termination of the Merger Agreement," or upon the earlier consummation of another Company Acquisition (as defined below); provided that such other Company Acquisition is consummated within twelve months following termination of the Merger Agreement, (2) if Parent or the Purchaser terminates the Merger Agreement in accordance with the provisions described above in clause 4 of "Termination of the Merger Agreement" and in addition, if within twelve months after such termination the Company enters into an Acquisition Agreement providing for a Company Acquisition or the Company recommends to its stockholders that they accept a Company Acquisition of the type referred to in clause 3 of the definition of Company Acquisition described below, the Company must pay (a) 50% of the Termination Fee simultaneously with the entering into of such Acquisition Agreement or making of such recommendation and (b) 50% of the Termination Fee upon consummation of the Company Acquisition which was the subject of such Acquisition Agreement or recommendation, or upon the consummation, prior to the expiration of such twelve month period, of any other Company Acquisition (it being understood that if any Company Acquisition is consummated within such twelve month period and the Company shall not have paid any amount pursuant to clause
     (a) above, that upon consummation of such Company Acquisition the Company must pay 100% of the Termination Fee) and (3) if, at the time of any termination of the Merger Agreement in accordance with the provisions described above in clause 2(a) of "Termination of the Merger Agreement" (as a result of a failure to obtain the Minimum Condition) or in accordance with the provisions described above in clause 3 of "Termination of the Merger Agreement," any person shall

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     have publicly announced a proposal to effect a Company Acquisition and if, within twelve months after such termination, the Company shall enter into an Acquisition Agreement providing for a Company Acquisition or the Company shall recommend to its stockholders that they accept a Company Acquisition of the type referred to in clause 3 of the definition of Company Acquisition described below, the Company must pay (a) 50% of the Termination Fee simultaneously with the entering into of such Acquisition Agreement or making of such recommendation and (b) 50% of the Termination Fee upon consummation of the Company Acquisition which was the subject of such Acquisition Agreement or recommendation, or upon the consummation, prior to the expiration of such twelve month period, of any other Company Acquisition (it being understood that if any Company Acquisition is consummated within such twelve month period and the Company shall not have paid any amount pursuant to clause (a) above, that upon consummation of such Company Acquisition the Company must pay 100% of the Termination Fee). The Merger Agreement defines a "Company Acquisition" as any of the following transactions: (1) a merger, consolidation, business combination or a recapitalization pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 60% of the equity interests in the surviving or resulting entity of such transaction (other than the transactions contemplated by the Merger Agreement); (2) a sale by the Company of assets (excluding the sale of the Company's products in the ordinary course of business) representing in excess of 40% of the fair market value of the Company immediately prior to such sale or the issuance by the Company to any person or group of shares representing in excess of 40% of the then outstanding shares of capital stock of the Company (other than in connection with an underwritten public offering); or (3) the acquisition by any person or group, by way of a tender offer, exchange offer, or by way of open market purchases, of beneficial ownership of 40% or more of the then outstanding shares of capital stock of the Company.

          CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that until the earlier of termination of the Merger Agreement and consummation of the Offer, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with the manner conducted prior to the execution of the Merger Agreement and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organization, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement until the earlier termination of the Merger Agreement and consummation of the Offer, except as otherwise contemplated by the Merger Agreement (or for certain matters disclosed in connection therewith), the Company will not, and will not permit any of its subsidiaries to, without Parent's prior written consent (which will not be unreasonably withheld): (1) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent or pursuant to the Company's Second Amended and Restated Agreement dated May 13, 1997 (as amended, the "Rights Agreement") (a) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property), in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the issuance of shares of Company Common Stock upon the exercise of Stock Options (as defined below) outstanding on the date of the Merger Agreement and in accordance with their present terms) or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (a) pursuant to the Rights Agreement or (b) the issuance of shares of Company Common Stock upon the exercise of Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms); (3) amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents; (4) acquire or agree to acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any business, including through the acquisition of any interest in any corporation, partnership, joint venture, association or other business organization or division thereof;

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     (5) sell, lease, license, mortgage or otherwise encumber or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice; (6) (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, or guarantee any debt securities of another person, other than short-term bank financing in the ordinary course of business consistent with past practice or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice; (7) make or agree to make any new capital expenditure or expenditures; (8) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (a) adopt, enter into, terminate or amend in any material respect any employment contract, collective bargaining agreement or Benefit Plan (as defined in the Merger Agreement), (b) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice), (c) pay any benefit not provided for under any Benefit Plan or any other benefit plan or arrangement of the Company or its subsidiaries, (d) increase in any manner the severance or termination pay of any officer or employee, (e) except as permitted in clause (b), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder), (f) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan or (g) take any action to accelerate the vesting of, or cash out rights associated with, any Stock Options; (9) enter into any agreement of a nature that would be required to be filed as an exhibit to Form 10-K under the Exchange Act, other than contracts for the sale of the Company's products in the ordinary course of business; (10) except as required by GAAP, make any material change in accounting methods, principles or practices; (11) make any material tax election or enter into any settlement or compromise with respect to any material income tax liability; or (12) authorize any of, or commit or agree to take any of, the foregoing actions.

          BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company will, at such time, cause the Purchaser's designees to be so elected by its existing Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Appendix A to the Schedule 14D-9. The Merger Agreement further provides that in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the effective time of the Merger the Board of Directors of the Company will have at least two directors who are directors on the date of Merger Agreement and who are not officers of the Company or any of its Subsidiaries.

          STOCK OPTIONS. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans, as defined below) will adopt such resolutions or take such other actions if any, as may be reasonably required to: (1) adjust the terms of all outstanding options to purchase Company Common Stock (the "Stock Options") granted under any plan or arrangement providing for the grant of options to purchase Company Common Stock to current or former directors, officers, employees or consultants of the Company or its subsidiaries (the "Company Stock Plans"), whether vested or unvested, as necessary to provide that, at the Effective Time, each Stock Option outstanding immediately prior to the Effective Time will be amended and converted into an option to acquire, on the same terms and conditions as were applicable under the Stock Option, the number of shares of common stock of Parent ("Parent Common Stock") determined by multiplying the number of shares of Company Common Stock subject to such Stock Option by a fraction, the numerator of which is $31 and the denominator of which is the average closing price of Parent Common Stock on the New York Stock Exchange for three trading days immediately preceding (but not including) the date of the Effective Time, rounded down to the nearest whole share, at a price per share of Parent Common Stock equal to (a) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (b) the aggregate number of shares of Parent Common Stock deemed purchasable pursuant to such Stock Option, rounded up to the nearest whole cent, (2) adjust the terms of each Stock Option granted under the Company's 1988 Directors' Stock Option Plan (each a "Director Stock Option") so that if, following consummation of the Offer, the holder of such Director Stock Option is terminated from his or her position as a director of the Company, each such Director Stock Option will vest and become exercisable in full and (3) make such other changes to the Company Stock Plans as Parent and the Company may agree to are appropriate to give effect to the Merger.

          The Merger Agreement further provides that the Company will terminate the Company's 1987 Employee Stock Purchase Plan (the "ESPP") by having its Board of Directors amend the ESPP as necessary to provide that (1) any Shares to be purchased under the ESPP on a new "Exercise Date" (as such term is defined in the ESPP) set by the Board of Directors, which Exercise Date will be on the last trading day immediately prior to consummation of the Offer, or such earlier time as the Board may specify and (2) immediately following such purchase of Shares, the ESPP will terminate.

          INDEMNIFICATION. From and after the consummation of the Offer, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to (1) each indemnification agreement in effect at such time between the Company and each person who is or was a director or officer of the Company at or prior to the Effective Time and (2) any indemnification provisions under the Company's Restated Certificate of Incorporation or By-laws as each was in effect on the date of the Merger Agreement (the persons to be indemnified pursuant to the agreements or provisions referred to in clauses (1) and (2) of this sentence are referred to as, collectively, the "Indemnified Parties"). Pursuant to the Merger Agreement, the Certificate of Incorporation and By-laws of the Surviving Corporation will contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-laws on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party. The Merger Agreement also provides that, from and after the date of the Merger Agreement, the Company may enter into indemnification agreements, or amend existing indemnification agreements, with current directors and officers of the Company providing for customary provisions under Delaware law.

          REASONABLE EFFORTS. Upon and subject to the terms and subject to the conditions set forth in the Merger Agreement, Parent, the Purchaser and the Company have each agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable efforts to take the following actions: (1) the taking of all reasonable acts necessary to cause the conditions of the Offer to be satisfied, (2) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid an action or proceeding by any Governmental Entity, (3) the obtaining of all necessary consents, approvals or waivers from third parties, (4) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (5) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement. In connection with and without limiting the foregoing, but subject to the terms and conditions of the Merger Agreement, the Company and its Board of Directors will, if any state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement, use all reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

          REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

          PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors," after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of the directors of the Company not designated by the Purchaser or Parent is required for the Company to (1) amend or terminate the Merger Agreement, (2) exercise or waive any of its rights or remedies under the Merger Agreement, (3) extend the time for performance of Parent and the Purchaser's respective obligations under the Merger Agreement and
     (4) take any action to amend or otherwise modify the Company's Certificate of Incorporation or By-laws (or similar governing instruments of the Company's subsidiaries) in violation of the provisions of the Merger Agreement described above under "Indemnification."

          RIGHTS AGREEMENT. The Rights Agreement has been amended to (1) render the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement, the acquisition of Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and (2) ensure that (a) none of Parent, the Purchaser or any of their respective affiliates is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement solely by virtue of the execution of the Merger Agreement, commencement and consummation of the Offer, the acquisition of Shares by the Purchaser pursuant to the Offer and the consummation of the Merger and (b) a Distribution Date or a Shares Acquisition Date (as defined in the Rights Agreement) does not occur by reason of the Offer, the Merger, the execution of the Merger Agreement, the acquisition of Shares by Purchaser pursuant to the Offer or the other transactions contemplated by the Merger Agreement and (c) provide that the Final Expiration Date (as defined in the Rights Agreement) will occur immediately prior to the Effective Time, and such amendment will not be further amended by the Company without the prior consent of Parent in its sole discretion.

          CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (1) the Minimum Condition shall have been satisfied and (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may, in accordance with the provisions of the Merger Agreement described in the subsection entitled "Termination of the Merger Agreement", terminate the Merger Agreement or amend the Offer with the consent of the Company, if, upon the scheduled expiration date of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists and is continuing and does not result principally from the breach by Parent or the Purchaser of any of their obligations under the Merger Agreement:

             (a) there shall be instituted or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of Parent's subsidiaries of a material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger or (iii) seeking to impose material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company;

             (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that would result in any of the consequences referred to in clauses (i) through (iv) of paragraph
        (a) above;

             (c) there shall have occurred any material adverse change with respect to the Company since the date of the Merger Agreement;

             (d) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approved or recommended any Takeover Proposal;

             (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

             (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply has not been cured within 30 business days after the giving of written notice to the Company; or

             (g) the Merger Agreement shall have been terminated in accordance with its terms;

     which, in the good faith judgment of Parent or the Purchaser, in its sole discretion, make it inadvisable to proceed with such acceptance of Shares for payment or the payment therefor.

          The Merger Agreement provides that the condition set forth in clause
     (e) above (except as it relates to the representation and warranty in the Merger Agreement as to the Company not being subject to any non-competition agreements) will be deemed not fulfilled only if the respects in which the representations and warranties made by the Company in the Merger Agreement (without giving effect to any "materiality" limitations or references to "material adverse effect" set forth therein) are inaccurate would have a material adverse effect on the Company.

          The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and the Purchaser and (except for the Minimum Condition) may, subject to the terms of the Merger Agreement, be waived by Parent and the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser.

     As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Parent, Purchaser and the Company have agreed to use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 5:00 p.m., New York City time, on August 29, 1997, unless the Purchaser extends the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Parent on July 17, 1997 announcing the Merger and the Offer is filed as Exhibit
(a)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

     Background of the Offer.

     On March 3, 1997, the Company's Chairman and Chief Executive Officer, Robert Cohn, met with Parent's President and Chief Operating Officer, Richard A. McGinn, and expressed an interest in exploring some form of business arrangement involving Parent's messaging business. On April 3, 1997, Mr. Cohn met with the President of Parent's Business Communications Systems Business Unit, William T. O'Shea, to discuss possible approaches to partner with or combine the operations of the Company's and Parent's messaging business, including various joint venture alternatives or an acquisition of Parent's messaging business by the Company. During the month of April 1997, representatives of the two companies had discussions on a number of occasions.

     On April 22, 1997, Parent communicated to the Company that it was interested in exploring in more detail the possibility of a strategic business arrangement. On April 29, 1997, the two companies entered into a confidentiality agreement for the exchange of non-public information between them.

     On May 1, 1997, representatives of Parent and representatives of the Company met to discuss overall approaches and to initiate the exchange of information. During this meeting, representatives of Parent stated that they had tentatively decided that an acquisition of the Company was a possible alternative. Representatives of the Company responded that the Company was not for sale. On May 8, 1997, Mr. Cohn called Mr. O'Shea and told him that while the Company's position had not changed, the Company was willing to consider the possibility of a sale. During the rest of the month of May, representatives of each of the companies met on numerous occasions to exchange information.

     On June 2, 1997, Mr. O'Shea and another Parent representative had a telephone conversation with Mr. Cohn and told him that Parent was seriously interested in pursuing an acquisition but needed additional information on the Company's operations and products to determine if the combined businesses would be able to operate effectively together. Mr. Cohn responded that it would only be appropriate to proceed further once it appeared that there was a significant possibility that an agreement on an acquisition could be reached.

     In June 1997, the Company engaged Goldman Sachs and H&Q to act as its financial advisors in connection with the possible sale of the Company.

     On June 17, 1997, Mr. Cohn, Mr. O'Shea, and other representatives of the two companies met to discuss the valuation of the Company and how to proceed with a possible acquisition of the Company by Parent. No agreement as to value was reached. On June 20, 1997, Mr. Cohn called Mr. O'Shea and suggested that the Company's financial advisors get together with representatives of Parent the following week to attempt to resolve the valuation differences. Mr. O'Shea agreed, and the Company's financial advisors and certain representatives of Parent met on June 24, and 25, 1997. Price negotiations continued throughout the following week. On July 2, 1997, the parties discussed exploring a transaction at $31 per Share, subject to completion of due diligence and negotiation of a definitive Merger Agreement.

     From July 6, 1997, through the evening of July 16, 1997, Parent conducted additional due diligence, and there were additional meetings between representatives of the companies during that time. In addition, ongoing discussions were held concerning, among other things, post-acquisition organizational structure and the terms of the Merger Agreement. The issues under the Merger Agreement were resolved during the night of July 16.

     On July 16, 1997, the Board of Directors of the Company approved the transaction. On July 16, 1997, the Board of Directors of Parent, after being briefed on the transaction and the remaining open issues, delegated authority to take further action regarding the transaction to a sub-committee of the Board. The sub-committee approved the transaction Thursday morning, July 17, after which the Merger Agreement was executed and delivered and the transaction was publicly announced.

     The Board of Directors of the Company met again on July 22, 1997 and unanimously reconfirmed its approval of the Offer and the Merger and unanimously resolved to recommend that stockholders of the Company accept the offer and tender their shares to Purchaser.

     Reasons for the Recommendation. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

          (ii) the financial condition, results of operations, business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

          (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

          (iv) the consideration to be received by the Company stockholders in the Merger and a comparison of comparable merger transactions;

          (v) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          (vi) the performance of the Company on a historical basis and the prospects of the Company going forward as an independent company;

          (vii) the potential for other third parties to acquire the Company;

          (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

          (ix) the presentations to the Board by each of Goldman, Sachs & Co. ("Goldman Sachs") and Hambrecht & Quist LLC ("H&Q") at the July 16, 1997 Board meeting;

          (x) the written opinions of each of Goldman Sachs and H&Q to the effect that, as of the date of such opinions, the $31 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders (in the case of H&Q, from a financial point of view). The full text of the written opinions of each of Goldman Sachs and H&Q dated July 17, 1997, which set forth assumptions made, matters considered and limitations on the review undertaken in connection with each opinion, are attached hereto as Annex B and Annex C, respectively. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINIONS CAREFULLY IN THEIR ENTIRETIES;

          (xi) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement;

          (xii) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share;

          (xiii) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent, and the risks to the Company if the acquisition were not consummated, including a potential negative effect on (a) the Company's sales and operating results, (b) progress of certain development projects and (c) the Company's stock price; and

          (xiv) the availability of appraisal rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINIONS OF EACH OF GOLDMAN SACHS AND H&Q ARE FILED AS EXHIBITS (a)(2) AND (a)(3) TO THIS SCHEDULE 14d-9 AND ARE ALSO ATTACHED HERETO AS ANNEX B AND ANNEX C,

RESPECTIVELY. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINIONS IN THEIR RESPECTIVE ENTIRETIES. SUCH OPINIONS WERE PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ARE DIRECTED ONLY TO THE FAIRNESS (IN THE CASE OF H&Q, FROM A FINANCIAL POINT OF
VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN PARENT) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINIONS DO NOT CONSTITUTE RECOMMENDATIONS TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RESOLVED UNANIMOUSLY TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained each of Goldman Sachs and H&Q to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated June 13, 1997 between the Company and Goldman Sachs, the Company, as compensation for such services, has agreed to pay Goldman Sachs, upon any "sale of the Company" (defined as one or a series of related transactions, including, but not limited to, transactions of the type contemplated by the Merger Agreement) a transaction fee equal to a percentage (in this case, 0.49%) of the aggregate consideration received by the stockholders of the Company in the Offer and the Merger. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Pursuant to a letter agreement dated June 30, 1997 between the Company and H&Q, the Company, as compensation for financial advisory services, has agreed to pay H&Q, upon any "sale of the Company" (defined as one or a series of related transactions, including, but not limited to, transactions of the type contemplated by the Merger Agreement) a transaction fee equal to a percentage (in this case, 0.12%) of the aggregate consideration received by the stockholders of the Company in the Offer and the Merger, up to a maximum fee of $2,000,000. The Company has agreed to reimburse H&Q for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify H&Q and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          1. The Company has granted stock options to, and sold stock upon exercise of stock options held by, employees and consultants under its stock plans.

          2. Robert Cohn made gifts of 25 Shares on each of June 5, 1997 and June 17, 1997.

          3. David Ladd made a gift of 900 Shares on June 26, 1997.

          4. On May 29, 1997, Alexander Gray exercised an option to purchase 1,250 Shares at an exercise price of $10.625 per Share and sold such Shares in the public market at a price of $18.875 per Share.

          5. Deborah Coleman intends to make a gift of 12,000 Shares to a charitable trust.

          6. On May 29, 1997 and May 30, 1997, the Company repurchased 25,000 Shares and 20,000 Shares, respectively, in the public market at prices of $19.00 and $18.875, respectively, per Share, pursuant to the Company's share repurchase program.

          7. The following executive officers of the Company were granted options to purchase Shares on the dates and at the per share exercise prices set forth below:

                            NAME                       GRANT DATE     SHARES   EXERCISE PRICE
        ---------------------------------------------  ----------     ------   --------------
        Bisson, Jody                                     6/13/97       1,500      $22.0000
        Bisson, Jody                                     6/12/97       3,616      $21.9380
        Bisson, Jody                                     6/12/97      23,384      $21.9380
        Bisson, Jody                                     7/14/97       1,500      $23.8125
        Daley, Derek S.                                  6/12/97       7,000      $21.9380
        Daley, Derek S.                                  6/12/97       7,000      $21.9380
        Gray, Alexander J.                               6/12/97      26,000      $21.9380
        Lyon, Robert E.                                  6/12/97      15,000      $21.9380
        Norton, Margaret                                 6/12/97      14,269      $21.9380
        Norton, Margaret                                 6/12/97      33,731      $21.9380
        Scott, Paul                                      6/12/97       4,558      $21.9380
        Scott, Paul                                      6/12/97      50,942      $21.9380
        Simpson, Bruce D.                                6/12/97      18,232      $21.9380
        Simpson, Bruce D.                                6/12/97      21,768      $21.9380

     (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange
Act) pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Not Applicable

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)        Press release issued by the Company and Parent on July 17, 1997.
    (a)(2)(1)     Opinion of Goldman Sachs dated July 17, 1997.*
    (a)(3)(2)     Opinion of H&Q dated July 17, 1997.*
    (a)(4)        Letter to Stockholders dated July 23, 1997 from Robert Cohn, Chairman of the Board of Directors and Chief Executive Officer of the Company.*
    (c)(1)        Agreement and Plan of Merger, dated as of July 17, 1997, among Parent, the
                  Purchaser and the Company.
    (c)(2)(3)     Form of Indemnification Agreement.
    (c)(3)(4)     Certificate of Incorporation of the Company, as amended to date.
    (c)(4)(4)     Bylaws of the Company.
    (c)(5)        Employment Agreement dated as March 1, 1997 by and between the Company and
                  David J. Ladd.
    (c)(6)(5)     The Company's Information Statement pursuant to Section 14(f) of the
                  Exchange Act and Rule 14f-1 thereunder.

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Attached hereto as Annex C.

(3) Incorporated by reference to an exhibit of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(4) Incorporated by reference to an exhibit of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

(5) Attached hereto as Annex A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          OCTEL COMMUNICATIONS CORPORATION

                                          By:        /s/ ROBERT COHN
                                            ------------------------------------
                                                        Robert Cohn
                                            Chairman and Chief Executive Officer

Dated: July 23, 1997

                                                                         ANNEX A

                                     [LOGO]

                        OCTEL COMMUNICATIONS CORPORATION
                             1001 MURPHY RANCH ROAD
                           MILPITAS, CALIFORNIA 95035

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about July 23, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Octel Communications Corporation (the "Company") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about July 18, 1997. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On July 17, 1997, the Company, Lucent Technologies Inc., a Delaware corporation ("Parent") and Memo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $31.00 per Share, net to the seller in cash and without interest thereon, and
(ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to use cause the directors designated by Parent to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 23, 1997. The Offer is scheduled to expire at 5:00 p.m., New York City time, on August 29, 1997, unless the Offer is extended.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 30, 1997, there were 52,076,198 Shares outstanding. The Company's Board of Directors currently consists of one class with seven (7) members. At each annual meeting of stockholders, all of the directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

     Pursuant to the Merger Agreement, upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company (the "Parent Designees"), as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause the Parent Designees to be so elected by its existing Board of Directors; provided, however, that in the event that the Parent Designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least two directors who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries (the "Independent Directors") and; provided, further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

     Parent has informed the Company that it will choose the Parent Designees from persons listed below. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below. The following biographical information provided herein regarding Parent, the Purchaser, and any Parent Designees has been furnished by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                       POSITION WITH PARENT;
                                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
                NAME                                 5-YEAR EMPLOYMENT HISTORY
-------------------------------------  ------------------------------------------------------
Richard A. McGinn....................  President and Chief Operating Officer of Parent since
                                       February 1996 and Director since April 1996. Executive
                                       Vice President of AT&T and Chief Executive Officer of
                                       the AT&T Network Systems Group (1994-1996), President
                                       and Chief Operating Officer of the AT&T Network
                                       Systems Group (1993-1994), Senior Vice President of
                                       AT&T Network Systems Group (1991-1993). Director of
                                       Oracle Corporation. Age: 50.
William T. O'Shea....................  President, Business Communications Systems business unit of Parent since January 1997 and President,
                                       International, Network Systems of Parent from February
                                       1996 through January 1997. President, International
                                       Regions and Professional Services of the AT&T Network
                                       Systems Group (1995-1996). Acting Chief Executive
                                       Officer of AT&T Global Information Solutions Company
                                       (now NCR Corporation) (1995). Prior thereto, held
                                       various senior positions at AT&T Global Information
                                       Solutions Company. Age: 49.
Donald K. Peterson...................  Executive Vice President and Chief Financial Officer
                                       of Parent since February 1996. Joined AT&T in 1995 as
                                       Vice President and Chief Financial Officer of AT&T's
                                       Communications Services Group. Joined Northern
                                       Telecom, Inc. in 1976 and served in various executive
                                       positions there including President of Nortel
                                       Communications Systems, Inc. (1993-1995). Age: 47.
Richard J. Rawson....................  Senior Vice President, General Counsel and Secretary
                                       of Parent since February 1996. Joined AT&T Law
                                       Division in 1984 and was appointed Vice President,
                                       Law -- AT&T Network Systems Group in 1992. Age: 44.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Biographical information concerning each of the Company's current directors and executive officers as of June 30, 1997 is as follows:

             NAME               AGE                          POSITION(S)
------------------------------  ---     ------------------------------------------------------
Robert Cohn...................  48      Chairman of the Board and Chief Executive Officer
W. Michael West...............  47      President, Chief Operating Officer and Director
Anson M. Beard, Jr............  61      Director
Leo J. Chamberlain............  67      Director
Deborah A. Coleman............  44      Director
James A. McDivitt.............  68      Director
Nathaniel de Rothschild.......  51      Director
David J. Ladd.................  50      Executive Vice President and Chief Technology Officer
Margaret Norton...............  43      Senior Vice President
Paul Scott....................  44      Senior Vice President
Alexander J. Gray.............  40      Senior Vice President
Jody Bisson...................  40      Vice President, Corporate Controller and Acting Chief
                                        Financial Officer
Donald L. Campodonico.........  51      Vice President
Derek S. Daley................  42      Vice President, General Counsel and Secretary
Robert E. Lyon................  55      Vice President
Bruce D. Simpson..............  39      Vice President

     MR. COHN, a founder of the Company, served as its President and Chief Executive Officer from the Company's inception in 1982 until October 1990 and then resumed those positions in November 1993. During fiscal 1996, he moved that the Board appoint Mr. West as President. Mr. Cohn now serves as Chairman of the Board and Chief Executive Officer. Mr. Cohn has served as a director from the Company's inception and, in June 1990, the Board of Directors appointed Mr. Cohn Chairman of the Board. Mr. Cohn holds a B.S. in Mathematics and Computer Science from the University of Florida and an M.B.A. from Stanford University. Mr. Cohn is also a director of Spectralink Corporation, a manufacturer of wireless phones for business applications.

     MR. WEST was named President and Chief Operating Officer of the Company during fiscal 1996. From January 1995 to December 1995, Mr. West served as Vice Chairman of the Company. Mr. West joined the Company in September 1986 as Executive Vice President and was responsible for sales and customer service. From 1979 to September 1986, Mr. West was employed by ROLM, serving for three years during this period as President of an operating subsidiary of ROLM and then as General Manager of its National Sales Division. Mr. West attended Southern Illinois University.

     MR. BEARD has served as a director of the Company since June 1994. He joined Morgan Stanley & Co. Incorporated in May 1977 and, from 1980 until his retirement in February 1994, served as Managing Director of its Worldwide Equity Division. In 1986, he was appointed as a director of Morgan Stanley Group, the holding company for Morgan Stanley & Co. Incorporated. He retains the position of Advisory Director of Morgan Stanley & Co. Incorporated. Mr. Beard is also a member of the Wheaton College Board of Trustees and, from 1990 to 1992, was a director of the National Association of Securities Dealers, Inc. (the "NASD"), serving as Vice Chairman of the NASD in 1992.

     MR. CHAMBERLAIN has served as a director of the Company since March 1989. Until ROLM's acquisition by IBM in 1984, Mr. Chamberlain served on the Board of Directors of ROLM, where he had been employed as Executive Vice President until his retirement in 1982. Mr. Chamberlain is also a director of KLA Instruments Corporation, a manufacturer of semiconductor inspection equipment.

     MS. COLEMAN has served as a director of the Company since March 1994. Since June 1994, Ms. Coleman has been Chairman and Chief Executive Officer of Merix Corporation, a manufacturer of technologically advanced components for sophisticated electronic equipment. From November 1992 to

June 1994, Ms. Coleman served as Vice President of Materials Operations for Tektronix, Inc., a worldwide high technology equipment design and manufacturing firm. From June 1985 to October 1992, she held officer-level positions with Apple Computer, Inc., including Vice President -- World Wide Operations and Vice President -- Chief Financial Officer. Ms. Coleman is also a director of Synopsys, Inc. and Applied Materials, Inc.

     MR. MCDIVITT has served as a director of the Company since November 1996. Mr. McDivitt was Senior Vice President, Government Operations and International, of Rockwell International Corporation until his retirement in April 1995. He is currently a director of Silicon Graphics, Inc.

     MR. DE ROTHSCHILD has served as a director of the Company since June 1994. He is President of Nathaniel de Rothschild Holdings Ltd., a private investment company that he founded in 1988. Mr. de Rothschild is also Chairman of the Board of Global Asset Management (USA) Inc., the U.S. subsidiary of Global Asset Management Ltd., a worldwide money management firm. Mr. de Rothschild is a director of Value Realisation Trust, Plc., and DSP Group, Inc.

     MR. LADD joined the Company in March 1994 as Executive Vice President following the Company's merger with VMX, Inc. and, as Chief Technology Officer, is responsible for coordinating the Company's long-term technology direction across all lines of business. At VMX, Mr. Ladd served as Executive Vice President and a director from July 1988 until March 1994. Prior to joining VMX, Mr. Ladd served as President and Executive Vice President of OPCOM, a manufacturer of call processing systems that was merged into a wholly owned subsidiary of VMX in July 1988. Mr. Ladd holds a B.A. in Engineering Physics from the University of California-Berkeley and an M.A. in Mathematics from the Stevens Institute of Technology.

     MS. NORTON joined the Company in February 1988 as a Group Product Manager in Customer Premise Equipment (now GBS) Marketing and was subsequently promoted to Director of CPE Marketing, Vice President of Marketing, to Vice President and General Manager of VIS and Senior Vice President and General Manager, VIS, the position she now holds. She holds a B.A. in Economics from the University of Arizona and an M.B.A. from the University of Connecticut.

     MR. SCOTT joined the Company in 1984 as Markets Manager of the then OEM and RBOC business. In 1991, Mr. Scott became General Manager for the Eastern region of the GBS market. Mr. Scott was named Vice President in 1994 and then General Manager and Vice President for U.S. Field Operations in February 1995, which included all VIS/GBS sales and customer service responsibilities. In June 1996, he was named as Senior Vice President of Worldwide Field Operations. Prior to joining Octel, he spent seven years with AT&T in various sales and management positions. Mr. Scott holds a B.A. and an M.A. in Political Science from Northwestern University.

     MR. GRAY joined the Company in December 1992 as Director -- Information Services. In June 1995, he was named as Vice President and Chief Information Officer. In February 1996, Mr. Gray was named as Vice President Corporate Operations. He is responsible for manufacturing, customer order administration, information services and corporate quality. Prior to joining Octel, Mr. Gray held positions as Director of Information Services for American President Lines from September 1991 to November 1992 and NEXT Computer from July 1988 to August 1991. He also spent four years as a research and development engineer for Hewlett-Packard. Mr. Gray holds a B.S. and an M.A. in Electrical Engineering from Washington University in St. Louis, Missouri.

     MS. BISSON joined the Company in October 1996 as a Vice President and Corporate Controller. Ms. Bisson was appointed Acting Chief Financial Officer in February 1997. Prior to joining the Company, Ms. Bisson served as the Director of Corporate Planning and Reporting at Silicon Graphics Inc. from October 1994 to October 1996. Prior to this, Ms. Bisson served at Apple Computer as U.S. Marketing Controller,from May 1993 to September 1994, and Controller of Customer Service, from May 1992 to May 1993. Ms. Bisson holds a B.S. in Accounting from Bemidji State University. Ms. Bisson is also a Certified Public Accountant.

     MR. CAMPODONICO joined the Company in July 1987 as its Director of Manufacturing and is now Vice President of Organizational Development and Training. Prior to joining the Company, he was employed by ROLM, serving for two years as Vice President of Operations. Mr. Campodonico holds a B.S. in Business Administration and an M.B.A. from San Francisco State University.

     MR. DALEY joined the Company in August 1988 as its General Counsel, was elected Vice President in September 1989 and became Secretary of the Company in October 1990. He is responsible for internal legal matters, legal compliance and supervision of outside law firms employed by the Company. Prior to joining the Company, Mr. Daley was an associate and then a partner in the law firm of Wilson Sonsini Goodrich & Rosati from September 1985 to September 1988 and an associate with the law firm of Brobeck, Phleger & Harrison from September 1980 to September 1985. Mr. Daley holds a B.S. in History and a J.D. from Stanford University.

     MR. LYON joined the Company in March 1997 as a Vice President. From August 1996 to March 1997, Mr. Lyon served as Vice President, Human Resources with Network Peripherals. From January 1995 to August 1996, he served as Vice President, Human Resources, at Syquest Technologies. From January 1993 to January 1995, Mr. Lyon served as Vice President, Human Resources, at Anthem Electronics. Prior to this, he was an independent consultant. Mr. Lyon holds a B.S. in Personnel Management and a J.D. from Indiana University.

     MR. SIMPSON joined the Company in conjunction with the October 1992 acquisition of Tigon Corporation (now ONS). Mr. Simpson now serves as President of ONS. Previously, Mr. Simpson was named President of Tigon in 1991 after serving eighteen months as Vice President of Finance and Administration. Before joining Tigon, he was Controller for Ameritech Development Corporation in Chicago, Illinois. Mr. Simpson holds an M.B.A. and a B.S. in Accounting from Northern Illinois University and is a Certified Public Accountant.

     All officers serve at the discretion of the Board of Directors. There are no family relationships between directors or executive officers of the Company.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of ten meetings during the fiscal year ended June 30, 1997. The Audit Committee held three meetings, the Compensation Committee held three meetings and the Board Affairs Committee held three meetings during the fiscal year ended June 30, 1997. Each director attended at least 75% of Board and, where applicable, committee meetings held during fiscal 1997.

     Messrs. Beard and McDivitt and Ms. Coleman currently serve on the Audit Committee of the Board of Directors. Mr. Beard and Ms. Coleman served on the Audit Committee throughout fiscal 1997. Mr. McDivitt joined the Compensation Committee in April 1997. Dag Tellefsen, a former director, served on the Audit Committee until his resignation from the Board of Directors in January 1997. The purpose of the Audit Committee is to review with the Company's management and independent auditors the financial statements and internal financial reporting system and controls of the Company, recommend resolutions for any dispute between the Company's management and its auditors and review other matters relating to the relationship of the Company with its auditors.

     Messrs. Beard, de Rothschild and McDivitt and Ms. Coleman currently serve on the Compensation Committee. Messrs. Beard and de Rothschild and Ms. Coleman served on the Compensation Committee throughout fiscal 1997. Mr. McDivitt joined the Compensation Committee in April 1997. Mr. Tellefsen served on the Compensation Committee until his resignation from the Board of Directors in January 1997. The purpose of the Compensation Committee is to review and approve the compensation of the Company's executive officers and certain highly compensated executives for each fiscal year. The compensation of the President and Chief Executive Officer of the Company remains subject to approval by the full Board of Directors.

     Messrs. Beard, Chamberlain, McDivitt and de Rothschild and Ms. Coleman currently serve on the Board Affairs (formerly Nominating) Committee. Messrs. Beard, Chamberlain, McDivitt and de Rothschild and

Ms. Coleman served on the Board Affairs Committee throughout fiscal 1997. Mr. McDivitt joined the Board Affairs Committee in January 1997. Mr. Tellefsen served on the Board Affairs Committee until his resignation from the Board of Directors in January 1997. Through the Board Affairs Committee, the outside directors of the Company oversee operational aspects of the Board of Directors, monitor trends in corporate governance and review the Company's relationship with its management. The Board Affairs Committee develops criteria for nominating new members of the Board, identifies potential candidates for such nomination, coordinates board procedures and governance, sets evaluation criteria for the Company's Chief Executive Officer and Chief Operating Officer, ensures that Board committee assignments reflect broad participation by members of the Board, reviews Board compensation and provides ongoing information and recommendations regarding board-related issues. The Board Affairs Committee will consider stockholder recommendations for new directors. However, the final determination of whether a candidate will be nominated to become a member of the Company's Board of Directors is reserved for the Board Affairs Committee. Any suggestions may be submitted in writing, attention "Board Affairs Committee of the Board of Directors," at the Company's principal offices.

COMPENSATION OF DIRECTORS

     During fiscal 1997, each of the directors was compensated for participating in Board and committee meetings as follows: $10,000 annual fee, provided that the director attended at least three of the four non-telephonic meetings of the Board during the fiscal year; $1,500 for each meeting of the Board which the director attended in person; $750 for each meeting of the Board which the director attended via telephone; $500 for each meeting of a committee of the Board (except the Stock Option Committee) which the director attended in person; and $500 per year for each member of the Stock Option Committee. In addition, the Company reimburses all directors for travel and other business expenses incurred in fulfilling their duties as directors. Directors also receive stock options granted pursuant to the 1988 Directors' Stock Option Plan. See "1988 Directors' Stock Option Plan" below.

COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table sets forth, for the three fiscal years ended June 30, 1997, certain compensation information with respect to the Company's Chief Executive Officer during fiscal 1997 and each of the four other most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of June 30, 1997 (collectively, the "Named Executive Officers"), based upon salary and bonus earned by such executive officers and individuals in fiscal 1997.

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                               ------------
                                             ANNUAL COMPENSATION                SECURITIES
                                  ------------------------------------------    UNDERLYING
                                                                OTHER ANNUAL     OPTIONS/      ALL OTHER
                                                      BONUS     COMPENSATION       SARS       COMPENSATION
  NAME AND PRINCIPAL POSITION     YEAR   SALARY($)    ($)(1)        ($)           (#)(2)          ($)
--------------------------------  ----   ---------   --------   ------------   ------------   ------------
Robert Cohn.....................  1997   $ 375,000   $216,300           --             --         6,368(4)
  Chairman of the Board           1996     310,577    216,351     $  3,375(3)          --         9,597(4)
  and Chief Executive Officer     1995     257,933         --        6,167(3)          --         7,005(4)
W. Michael West.................  1997     300,000    604,861           --             --         7,667(4)
  President and Chief             1996     258,230    147,562           --        200,000        10,397(4)
  Operating Officer               1995     231,888     92,400           --             --         5,595(4)
Derek S. Daley..................  1997     205,000    143,075           --         14,000         4,680(4)
  Vice President, General         1996     193,692     77,300           --         30,000         7,697(4)
  Counsel and Secretary           1995     178,183    306,800(5)         --            --         7,499(4)
David Ladd......................  1997     225,000     90,200           --             --         6,023(4)
  Executive Vice President        1996     141,853    121,001           --             --         7,937(4)
  and Chief Technical Officer     1995     190,435     82,000           --             --         7,364(4)
Margaret Norton.................  1997     212,019     93,100           --         48,000         6,193(4)
  Senior Vice President           1996     197,500    182,926           --         60,000         1,509(4)
                                  1995     166,700     59,872           --         35,000           720(4)

---------------

(1) Includes bonuses earned in the applicable fiscal year but paid or to be paid in the following fiscal year.

(2) Represents stock options granted in the years shown with exercise prices equal to fair market value on the date of grant. No SARs were granted in such years.

(3) Comprised of Mr. Cohn's portion of the profit-sharing payments made to most employees of the Company.

(4) Comprised of premiums for insurance policies where the officers are the beneficiaries.

(5) Includes a one-time bonus in the amount of $250,000 in recognition of reduced outside legal fees and successful results in Octel v. Theis, a patent lawsuit decided in favor of the Company

ANNUAL INCENTIVE PLAN

     The annual incentive portion of the fiscal year 1997 executive compensation program was designed to provide cash rewards based on achievement of corporate financial goals and corporate strategic business objectives. In 1997, the incentive target per individual was defined as a percentage of his or her base compensation. The annual incentive was based on the achievement by the Company and/or the executive's Strategic Business Unit of financial goals (revenue and operating profit) and certain Board-approved business objectives. The amount of compensation actually paid under this plan is variable or "at risk," because it is tied directly to achievement of specific corporate performance goals.

     The 1997 plan had a minimum threshold tied to corporate profit goals. As actual performance for the year was below this minimum threshold, no payment was made under the plan for fiscal year 1997.

EMPLOYEE STOCK PLANS

     The following is a brief summary of the Company's employee stock plans in effect during the fiscal year ended June 30, 1997 under which executive officers and directors of the Company received benefits. The closing sale price of the Company's Common Stock on June 30, 1997, as reported by The Nasdaq National Market, was $23.4375 per share.

1995 INCENTIVE STOCK PLAN

     The Company's 1995 Incentive Stock Plan (the "Option Plan"), under which 19,200,000 shares are currently reserved for issuance, was originally adopted by the Board of Directors in 1985 and approved by the Company's stockholders in 1985. The Option Plan was subsequently amended on a number of occasions, which amendments were approved by the Board of Directors and stockholders as required by law and the Option Plan. In 1995, the Option Plan was renewed for a term of ten years and renamed. The Option Plan permits the direct sale of shares and the grant of both "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Tax Code")) and nonstatutory stock options to employees and officers of, and consultants to, the Company.

     The following table summarizes activity under the Option Plan as of June 30, 1997:

                                                                             NUMBER
                                                                           OF SHARES
                                                                           ----------
        Reserved Under the Option Plan...................................  19,200,000
        Outstanding Options at a Weighted Average Exercise Price of
          $14.74 per share...............................................   7,733,740
        Shares Issued Directly or Options Exercised Since 1985...........  10,846,842
        Available for Grant of Future Options............................     619,418

     The Option Plan is administered by the Board of Directors or a committee appointed by the Board. The Board or committee determines the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof. The exercise price of all options to purchase shares of Common Stock under the Option Plan must be at least equal to the fair market value of such shares on the date of grant, and the maximum term of each incentive stock option is ten years, although the Board of Directors typically grants options with a term of five years and six months. Options granted to officers and certain key employees under the Option Plan provide for full acceleration of exercisability in the event that, following a change in control of the Company, the optionee's employment is terminated or the optionee's compensation and benefits are reduced.

                        OPTION/SAR GRANTS IN FISCAL 1997

     The following table sets forth certain information regarding options for the purchase of the Company's Common Stock that were awarded to the Named Executive Officers during fiscal 1997.

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                INDIVIDUAL GRANTS                           ANNUAL RATES OF
                           -----------------------------------------------------------        STOCK PRICE
                            NUMBER OF        PERCENT OF                                   PRICE APPRECIATION
                            SECURITIES     TOTAL OPTIONS/                                         FOR
                            UNDERLYING     SARS GRANTED TO    EXERCISE OR                   OPTION TERM(3)
                           OPTIONS/SARS     EMPLOYEES IN      BASE PRICE    EXPIRATION   ---------------------
          NAME             GRANT(#)(1)     FISCAL YEAR(2)       ($/SH)         DATE       5%($)        10%($)
-------------------------  ------------   -----------------   -----------   ----------   --------     --------
Robert Cohn..............        -0-              --                 --             --         --           --
W. Michael West..........        -0-              --                 --             --         --           --
Derek S. Daley...........     14,000             0.7%           $21.938       12/12/02   $ 94,535     $211,650
David J. Ladd............        -0-              --                 --             --         --           --
Margaret Norton..........     48,000             2.4%           $21.938       12/12/02   $324,212     $725,889

---------------

(1) Options granted under the Option Plan generally become exercisable at a rate of 1/4 of the shares subject to the option at the end of the first year and 1/4 of the shares subject to the option at the end of each year thereafter, so long as the individual is employed by the Company.

(2) The Company granted options to purchase 2,000,342 shares of Common Stock during fiscal year 1997.

(3) Potential realizable value is based on the assumption that the price of the Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation.

                 AGGREGATED OPTION/SAR EXERCISES IN FISCAL 1997
                   AND OPTION/SAR VALUES AS OF JUNE 30, 1997

     The following table sets forth certain information regarding options for the purchase of the Company's Common Stock that were exercised or held by the Named Executive Officers during fiscal 1997.

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                SHARES                        UNDERLYING UNEXERCISED           IN-THE-MONEY
                              ACQUIRED ON                         OPTIONS/SARS AT              OPTIONS/SARS
                               EXERCISE     VALUE REALIZED         JUNE 30, 1997          AT JUNE 30, 1997($)(2)
            NAME                  (#)           ($)(1)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----------------------------  -----------   --------------   -------------------------   -------------------------
Robert Cohn.................    320,000       $1,037,500          480,000/600,000          $  1,425,120/$4,012,720
W. Michael West.............    100,000          512,500          163,000/212,000             1,647,483/ 1,748,467
Derek S. Daley..............     17,000           87,125           65,300/ 68,700               714,834/   569,139
David J. Ladd...............     18,200          237,510           45,000/ 75,000               579,210/   971,100
Margaret Norton.............     20,600          377,455           56,500/126,500               653,175/   885,871

---------------

(1) This column represents the difference between the fair market value of the Common Stock on the date of exercise of the stock option by the identified executive officer and the price paid for the shares by the officer (the "Exercise Price").

(2) This column represents the difference between the fair market value of the Common Stock and the Exercise Price, for in-the-money options, on June 30, 1997.

1987 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1987 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in October 1987 and approved by the stockholders in November 1987. The Purchase Plan was subsequently amended on a number of occasions, which amendments were approved by the Board of Directors and stockholders as required by law and the Purchase Plan. A total of 4,250,000 shares of Common Stock is currently reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Tax Code, is implemented by one offering during each six-month period. Offering periods commence on or about May 1 and November 1 of each year. The Purchase Plan is administered by the Board of Directors of the Company or by a committee appointed by the Board. Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of each offering period. In July 1997 the Board of Directors amended the Company's 1987 Employee Stock Purchase Plan (the "ESPP") to provide that in the event of consummation of the Offer, the current Purchase Period under the ESPP will be deemed to have terminated immediately prior to consummation of the Offer, and such shares as have been designated by the beneficial owners thereof shall be deemed to have been tendered in the Offer.

     As of June 30, 1997, 4,331,321 shares had been sold (since 1988) under the Purchase Plan at a weighted average purchase price per share of $9.0045 and 1,418,679 remained available for future issuance.

1988 DIRECTORS' STOCK OPTION PLAN

     The Company's 1988 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in November 1988, was amended in 1989 and was approved by the Company's stockholders in 1989. The Directors' Plan was subsequently amended on a number of occasions through June 30, 1997, which amendments were approved by the Board of Directors and stockholders as required by law and the Directors' Plan. The Directors' Plan was most recently amended by the Board of Directors in July 1997. A total of 700,000 shares of Common Stock is reserved for issuance under the Directors' Plan. The Directors' Plan is administered by the Board of Directors. Only non-employee directors are eligible to participate in the Directors' Plan. Eligible directors are automatically granted an option to purchase 50,000 shares of the Company's Common Stock on the date they are first elected a director, such option becoming exercisable cumulatively with respect to 10,000 shares on each of the first five anniversaries of the date of grant, unless accelerated because of a director's death or disability. Options under the Directors' Plan become fully exercisable immediately upon the occurrence of certain merger or acquisition events, including consummation of the Offer. On the date of the Annual Meeting of Stockholders each year, all non-employee directors who have served since the previous Annual Meeting of Stockholders and are reelected receive an immediately exercisable option for 6,000 shares. The exercise price of an option granted under the Directors' Plan is the fair market value (based on The Nasdaq National Market closing price) of the stock on the date the option is granted.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into an employment agreement with David J. Ladd, a Named Executive Officer, which provides for Mr. Ladd to serve, at a base salary of $225,000 per year, as Executive Vice President and Acting Vice President, GBS Engineering, of the Company through at least September 1, 1997 and as a part-time employee for the four months thereafter for three days per week. Thereafter, until May 31, 1998, Mr. Ladd will serve as a part-time employee at a salary of $10,000 per month, in the event that Mr. Ladd works at least 20 hours per week, or $5,000 per month, in the event that Ladd works less than 20 hours per week but at least five hours per week. Mr. Ladd has also agreed to certain noncompetition and non-solicitation provisions.

     The option agreements relating to the stock options issued to Robert Cohn in 1994, as described in the Company's most recent proxy statement, provide that the vesting of such options shall accelerate so that the options are immediately exercisable in full upon a "change in control." Consummation of the Offer as contemplated would constitute such a change in control.

     The option agreements relating to all stock options issued to certain officers and key employees of the Company provide that the vesting of such options shall accelerate so that the options are immediately exercisable in full if at any time after a "change in control," but before the expiration of the term of the option, either (A) the Optionee's employment with the Company (or any successor of the Company) is terminated by the Company (or such successor entity), with or without cause, or (B) the Optionee's compensation and benefits as in effect immediately before the change in control are reduced by the Company (or such successor entity). Consummation of the Offer as contemplated would constitute such a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Beard, de Rothschild and McDivitt and Ms. Coleman currently serve on the Compensation Committee. Messrs. Beard and de Rothschild and Ms. Coleman served on the Compensation Committee throughout fiscal 1997. Mr. McDivitt joined the Compensation Committee in April 1997. Mr. Tellefsen served on the Compensation Committee until his resignation from the Board of Directors in January 1997. Robert Cohn, the Chairman of the Board and Chief Executive Officer of the Company and W. Michael West, the President and Chief Operating Officer of the Company, currently attend meetings of the Compensation Committee but do not vote. The Compensation Committee frequently holds executive sessions at which neither Mr. Cohn nor Mr. West are in attendance. There are no interlocks between the Company's Board of Directors or Compensation Committee and boards of directors or compensation committees of other companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership as of June 30, 1997 of the Company's Common Stock as to (i) each director, (ii) each of the executive officers listed in the Summary Compensation Table below, (iii) all executive officers and directors as a group and (iv) each person known by the Company to be the beneficial owner of five percent or more of the outstanding shares of Common Stock.

          DIRECTORS, EXECUTIVE OFFICERS AND FIVE PERCENT       NO. OF SHARES
                          STOCKHOLDERS(1)                    BENEFICIALLY OWNED   PERCENTAGE
        ---------------------------------------------------  ------------------   ----------
        Jurika & Voyles....................................       3,435,000         6.6  %
          1999 Harrison, Suite 700
          Oakland, CA 94612
        PRIMECAP Management Company........................       2,650,000         5.1  %
          225 So. Lake Ave., #400
          Pasadena, CA 91101
        Anson M. Beard, Jr.(2).............................         101,000          *
        Leo J. Chamberlain(3)..............................          73,206          *
        Robert Cohn(4).....................................       1,565,457         3.0  %
        Deborah A. Coleman(5)..............................          54,000          *
        Derek S. Daley(6)..................................         175,691          *
        David J. Ladd(7)...................................         103,614          *
        James A. McDivitt(8)...............................          15,000          *
        Margaret Norton(9).................................          65,838          *
        Nathaniel de Rothschild(10)........................         153,025          *
        W. Michael West(11)................................         510,442         1.0  %
        All directors and executive officers as a group (16
          persons)(12).....................................       3,009,299         5.6  %

---------------

   *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

 (2) Includes 42,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997. Also includes 9,000 shares held of record by trusts for the benefit of Mr. Beard's family for which Mr. Beard serves as a trustee. Does not include 20,000 shares of Common Stock issuable upon exercise of options that are not currently exercisable within 60 days of June 30, 1997, the vesting of which options will accelerate immediately prior to consummation of the Offer.

 (3) Includes 30,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

 (4) Includes shares held of record by a trust for the benefit of Mr. Cohn and his family. Also includes 480,000 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 1997. Does not include 600,000 shares of Common Stock issuable upon exercise of options that are not currently exercisable within 60 days of June 30, 1997, the vesting of which options will accelerate immediately prior to consummation of the Offer.

 (5) Includes 42,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997. Does not include 20,000 shares of Common Stock issuable upon exercise of options that are not currently exercisable within 60 days of June 30, 1997, the vesting of which options will accelerate immediately prior to consummation of the Offer.

 (6) Includes 69,500 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

 (7) Includes 45,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

 (8) Does not include 50,000 shares of Common Stock issuable upon exercise of options that are not currently exercisable within 60 days of June 30, 1997, the vesting of which options will accelerate immediately prior to consummation of the Offer.

 (9) Includes 62,250 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

(10) Includes 42,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997. Also includes an aggregate of 102,600 shares outstanding or issuable upon exercise of options held by foundations or trusts for which Mr. de Rothschild serves as trustee, as to which shares Mr. de Rothschild disclaims beneficial ownership. Does not include 20,000 shares of Common Stock issuable upon exercise of options that are not currently exercisable within 60 days of June 30, 1997, the vesting of which options will accelerate immediately prior to consummation of the Offer.

(11) Includes 177,200 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

(12) Includes 1,259,500 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1997.

     As of June 30, 1997, the per share market value of the Company's Common Stock was $23.4375, based on the closing price on that date on The Nasdaq National Market.

CERTAIN TRANSACTIONS

     The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference.

     The Option Plan allows all participants to pay the exercise price of an option with a promissory note. Accordingly, the Company has made loans to a number of employees over the years, including the following executive officers. In December 1994, the Company loaned $1,019,027 to Robert Cohn, an executive officer and director of the Company, in connection with the exercise of and payment of taxes regarding an incentive stock option to purchase 150,000 shares of Common Stock at $5.563 per share, with interest payable at a rate of 6.66%, compounded semi-annually, and a term of three years. The loan is secured by 50,952 shares of the Company's Common Stock having a market value of $1,194,188 at June 30, 1997. From October 1995 to December 1995, the Company loaned an aggregate of $1,523,443 to Mr. Cohn in connection with the exercise of and payment of taxes regarding stock options to purchase an aggregate of 152,660 shares of Common Stock at $5.563 per share, with interest payable at rates between 5.65% and 5.90%, compounded annually, and terms of three years. The loans are secured by an aggregate of 152,660 shares of the Company's Common Stock having a market value of $3,577,969 at June 30, 1997. In November 1996, the Company loaned an aggregate of $4,554,544 to Mr. Cohn in connection with the exercise of and payment of taxes regarding stock options to purchase an aggregate of 320,000 shares of Common Stock at $12.50 per share, with interest payable at a rate of 5.96% compounded annually, and a term of three years. The loans are secured by an aggregate of 320,000 shares of the Company's Common Stock having a market value of $7,500,000 at June 30, 1997.

     In February 1995, the Company loaned $267,000 to Derek S. Daley, an executive officer of the Company, in connection with the exercise of an incentive stock option to purchase 48,000 shares of Common Stock at $5.563 per share, with interest payable at a rate of 7.43% compounded annually, and a term of three years. The loan is secured by 24,840 shares of the Company's Common Stock having a market value of $582,188 at June 30, 1997. In January 1996, the Company loaned an aggregate of $379,526 to Mr. Daley in connection with the exercise of and payment of taxes regarding stock options to purchase an aggregate of 48,010 shares of Common Stock at $5.563 per share, with interest payable at a rate of 5.50% compounded annually, and terms of three years. The loans are secured by an aggregate of 48,010 shares of the Company's Common Stock having a market value of $1,125,234 at June 30, 1997. In January 1997, the Company loaned $242,114 to Mr. Daley in connection with the exercise of and payment of taxes regarding stock options to purchase 17,000 shares of Common Stock at $12.25 per share, with interest payable at a rate of 5.63% compounded annually, and a term of three years. The loans are secured by an aggregate of 17,000 shares of the Company's Common Stock having a market value of $398,446 at June 30, 1997.

     In February 1996, the Company loaned $450,173 to W. Michael West, an executive officer and director of the Company, in connection with the exercise of an incentive stock option to purchase 80,930 shares of Common Stock at $5.563 per share, with interest payable at 5.32%, compounded annually, and a term of three years. The loan is secured by 80,930 shares of the Company's Common stock having a market value of $1,896,797 at June 30, 1997. In January 1997, the Company loaned an aggregate of $1,401,901 to Mr. West in connection with the exercise of and payment of taxes regarding stock options to purchase an aggregate of 100,000 shares of Common Stock at $12.25 per share, with interest payable at a rate of 5.63% compounded annually, and a term of three years. The loans are secured by an aggregate of 100,000 shares of the Company's Common Stock having a market value of $2,343,800 at June 30, 1997.

     In August 1996, the Company loaned $99,981 to Paul Scott, an executive officer of the Company, in connection with the exercise of and payment of taxes regarding stock options to purchase an aggregate of 12,400 shares of Common Stock at $8.063 per share, with interest payable at a rate of 6.15% compounded annually, and a term of three years. The loans are secured by an aggregate of 12,400 shares of the Company's Common Stock having a market value of $290,631 at June 30, 1997. In March 1997, the Company loaned Mr. Scott an additional $25,000 in connection with AMT taxes due on the above exercise, at an interest rate of 5.83% compounded annually. This loan is secured by the above-mentioned 12,400 shares.

     In January 1997, the Company loaned $269,507 to Don Campodonico, an executive officer of the Company, in connection with the exercise of stock options to purchase an aggregate of 20,000 shares of Common Stock, with interest payable at a rate of 5.63% compounded annually, and a term of three years. The loan, including interest in the amount of $1,788, was repaid in full in March 1997.

     As of June 30, 1997, the total amount outstanding on Mr. Cohn's notes was $7,602,557.65; on Mr. Daley's notes was $983,870.63; on Mr. West's notes was $1,922,847.24, and on Mr. Scott's notes was $130,873.23.

     See "Employment Agreements and Change-in-Control Arrangements" and "1988 Director's Stock Option Plan" for a description of certain "change in control" provisions applicable to stock options held by Robert Cohn, certain other officers and key employees and non-employee directors.

     The Company has entered into indemnification agreements with each of its directors and officers. Such agreements require the Company to indemnify such individuals to the full extent permitted by Delaware law if certain claims are brought against them in their capacities with the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

     Based solely on its review of the copies of such forms received by it to date, or written representations from certain reporting persons that Forms 5 have been filed for such persons as required, the Company believes that, during the year ended June 30, 1997, all reporting persons complied with Section 16(a) filing requirements applicable to them.

                                                                         ANNEX B
                         [Goldman, Sachs & Co. Letterhead]

July 17, 1997

Board of Directors
Octel Communications Corporation
1001 Murphy Ranch Road
Milpitas, CA 95035

Ladies and Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Octel Communications Corporation (the "Company") of the $31.00 per Share in cash proposed to be paid by Purchaser (as defined below) in the Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated as of July 17, 1997, among Lucent Technologies Inc. ("Parent"), Memo Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all the Shares (the "Offer") pursuant to which Purchaser will pay $31.00 per Share in cash for each Share accepted. The Agreement further provides that following the completion of the Offer, Purchaser will be merged with the Company (the "Merger") and each outstanding Share (other than Shares which are already owned by Purchaser or Parent and Shares the holders of which shall have perfected their appraisal rights under Delaware law) will be converted into the right to receive $31.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have provided certain investment banking and financial advisory services to Parent from time to time, including acting as a managing underwriter of the initial public offering of Common Stock, no par value of Parent ("Parent Shares") in September 1996, lead manager of two public debt offerings of Parent in July 1996 and April 1997, financial advisor to Parent in the pending formation of a joint venture of the consumer products businesses of Parent and Philips Electronics N.V. in June 1997, and may provide investment banking services to Parent in the future. As of July 17, 1997, Goldman Sachs had a long position of 1,159 Shares, and a net long position of 89,555 shares of Parent Shares.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such

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

opinion does not constitute a recommendation to any holder of Shares as to whether such holder should accept the Offer or vote with respect to such transaction.

     Based upon the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the $31.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders.

Very truly yours,

     /s/ Authorized Signatory
--------------------------------------
Goldman, Sachs & Co.

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

                                                                         ANNEX C
                          [Hambrecht & Quist LLC Letterhead]
July 17, 1997

Confidential

The Board of Directors
Octel Communications Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Octel Communications Corporation ("Octel" or the "Company") of the consideration to be received by such holders in connection with a proposed transaction as set forth below.

     We understand that Octel, Lucent Technologies Inc. ("Lucent") and Memo Acquisition Corp. (the "Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of July 17, 1997. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $31.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Purchaser will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than Octel, Lucent, the Purchaser or their respective subsidiaries, and holders who have perfected their appraisal rights under Delaware law) with $31.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Octel in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Octel and have received fees for rendering these services. In particular, Hambrecht & Quist acted as a managing underwriter in the Company's initial public offering in 1988 and follow-on offering in 1989, as financial advisor in the Company's private placement of common stock in 1988, and as a financial advisor in connection with the Company's acquisition of VMX, Inc. in 1994. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Octel and receives customary compensation in connection therewith, and also provides research coverage for Octel. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Octel for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available consolidated financial statements of Lucent for recent years and interim periods to date and certain other relevant financial and operating data of Lucent made available to us from published sources;

          (iv) reviewed the financial statements of Octel for recent years and interim periods to date and certain other relevant financial and operating data of Octel made available to us from published sources and from the internal records of Octel;

        (v) reviewed certain internal financial and operating information relating to Octel, including certain financial projections, prepared by the management of Octel;

        (vi) discussed the business, financial condition and prospects of Octel with certain of its officers;

        (vii) reviewed the recent reported prices and trading activity for the common stock of Octel and compared such information and certain financial information for Octel with similar information for certain other companies engaged in businesses we consider comparable;

        (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

        (ix)   reviewed the Agreement; and

        (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Octel or Lucent considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not undertaken any independent valuation or appraisal of any of the assets or liabilities of Octel or Lucent; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Octel. For purposes of this Opinion, we have assumed that neither Lucent nor Octel is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

     It is understood that this letter is addressed to and for the information of the Board of Directors in connection with their evaluation of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. This letter does not constitute a recommendation to any Octel stockholder as to whether such stockholder should accept the Offer.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of Octel Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Lucent or any of its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By   /s/ DANIEL H. CASE III
                                            -------------------------------
                                            Daniel H. Case III
                                            President and Chief Executive
                                             Officer

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